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               TTI Telecom Announces Appointment of an Interim CFO

Rosh Ha'ayin, Israel, September 8, 2008 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that, further to its public announcement on July 21, 2008, its Chief Financial Officer, Israel (Eli) Ofer, is leaving the company. Tali Tueg-Cohen, TTI Telecom's Corporate Controller, will serve as Acting Chief Financial Officer on an interim basis, effective September 7, 2008.




About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of Next Generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, Next Generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
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Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



Media Contacts:                                         Yaron Eisenstein
                                                        Marketing Director
                                                        TTI Telecom
                    Michael Horowitz                    info@tti-telecom.com
                    NCSM, Strategic Marketing           www.tti-telecom.com
                    mike@ncsm.co.il                     Tel: +972-3-926-9700
                    Tel: +972-2-563-7527                Fax: +972-3-922-1249